Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release


ALASKA PACIFIC ANNOUNCES RESULTS
FOR FIRST QUARTER


JUNEAU, Alaska, May 10, 2005 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced net income of $100,000, or $.16 per diluted share, for the first quarter of 2005, compared with $165,000 ($.26 per share) in the previous quarter and $171,000 ($.27 per share) in the first quarter of 2004. Income for last year's first quarter was boosted by an unusual recovery of $105,000 ($63,000 net of tax) of interest and expenses as a result of a government loan guarantee.

Loans (excluding loans held for sale) were $141.7 million at the end of the first quarter, an increase of $3.2 million (2.3%) from the previous quarter and an increase of $8.3 million (6.2%) from a year ago. Total deposits were $133.1 million, a seasonal decline of 3.4% from last quarter. Total deposits similarly declined 3.4% from a year ago, but the decrease was primarily in certificates of deposit, which had been priced less aggressively to help reduce the Bank's excess liquidity.

Net interest income for the quarter was $71,000 (3.9%) higher than the first quarter of 2004, but was lower than the fourth quarter of 2004 by $53,000 (2.7%). Fourth quarter net interest income was augmented by loans temporarily held pending sale to participating agencies. Despite the lower average earning assets in the first quarter compared with the fourth quarter, the net interest margin on total assets increased slightly to 4.68% in the first quarter from 4.65% in the fourth quarter, and compares with 4.46% in the first quarter of 2004.

Nonperforming loans at March 31, 2005 were $1.4 million, compared with $1.5 million at the end of the year and $681,000 at March 31, 2004. The provision for loan losses for the first quarter was $30,000 compared with $60,000 in the fourth quarter and $75,000 in the first quarter of 2004. The lower provision was required primarily due to slower growth in loans.

Total noninterest expense of $1.9 million in the first quarter of 2005 was nearly unchanged from the previous quarter and increased 5.3% from the first quarter of 2004 (excluding net expense and recoveries on repossessed properties).

As previously announced, the Company declared a regular quarterly dividend of $.08 per share, a 14% increase from previous quarters. The dividend is payable May 13, 2005, to shareholders of record as of May 2, 2005.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
           Senior Vice President and CFO   or   President and CEO
           907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.
Financial Highlights (Unaudited)
First Quarter 2005
(dollars in thousands, except per-share amounts)

	Three Months Ended		
	March 31, 2005	December 31, 2004	March 31, 2004
Condensed Income Statement:			
Interest income	$2,314	$2,362	$2,223
Interest expense	(422)	(417)	(402)
Net interest income	1,892	1,945	1,821
Provision for loan losses	(30)	(60)	(75)
Gain on sale of mortgage loans	29	95	56
Other noninterest income	230	240	239
Repossessed property recoveries (expenses), net	(10)	(4)	90
Other noninterest expense	(1,944)	(1,941)	(1,846)
Net income before income tax	167	275	285
Income tax expense	(67)	(110)	(114)
Net income	$100	$ 165	$ 171
Earnings per share:			
Basic	$.16	$ .27	$ .29
Diluted	.16	.26	.27
Performance Ratios:			
Return on average equity	2.50%	4.16%	4.46%
Return on average assets	0.25	0.39	0.42
Yield on average earning assets	6.07	6.01	5.80
Cost of average interest-bearing liabilities	1.38	1.32	1.27
Interest rate spread	4.69	4.69	4.52
Net interest margin on:			
Average earning assets	4.96	4.95	4.75
Average total assets	4.68	4.65	4.46
Efficiency ratio (a)	92.08	89.02	85.24
Average balances:			
Loans	$139,989	$144,250	$131,591
Earning assets	152,491	157,267	153,399
Assets	161,692	167,406	163,157
Interest-bearing deposits	113,561	116,212	117,267
Total deposits	134,611	140,023	136,873
Interest-bearing liabilities	122,470	126,205	126,340
Shareholders' equity	16,024	15,882	15,350
Average shares outstanding:			
Basic	607,364	600,818	595,262
Diluted	639,917	633,988	635,262

	March 31, 2005	December 31, 2004	March 31, 2004
Balance sheet data:			
Total assets	$162,051	$163,786	$164,248
Loans, before allowance	141,654	138,433	133,400
Loans held for sale	427	1,137	2,069
Investment securities	7,225	7,897	10,614
Total deposits	133,066	137,784	137,831
Federal Home Loan Bank advances	10,912	8,333	8,998
Shareholders' equity	16,045	16,005	15,443
Shares outstanding (b)	627,754	627,754	626,132
Book value per share	$25.56	$25.49	$24.66
Asset quality:			
Allowance for loan losses	$1,389	$1,380	$1,311
Allowance as a percent of loans	0.98%	1.00%	0.98%
Nonaccrual loans	$1,203	$1,473	$371
Total nonperforming assets	1,351	1,520	681
Net chargeoffs (recoveries) for quarter	21	16	(77)

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.